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SEC FILE NUMBER
8- 68010

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2013** (MM/DD/YY) AND ENDING **DECEMBER 31, 2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WORDEN CAPITAL MANAGEMENT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2014
03 REGISTRATIONS BRANCH

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue, Suite 240
Lake Success, NY 11042

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Depietto CPA PC
(Name - *if individual, state last, first, middle name)*

1981 Marcus Ave, Suite C110 **Lake Success** **NY** **11042**
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JD 3/27

OATH OR AFFIRMATION

I, **Jamie Worden**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Worden Capital Management LLC** as of **DECEMBER 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Member, CEO
Title

Notary Public, State of New York
No. 01MA6106140
Qualified in Nassau County
Term Expires April 28, 201[illegible]/16

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORDEN CAPITAL MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

Assets		
Cash	$	242,024
Deposits with clearing broker		25,000
Receivables from clearing broker		206,811
Prepaid expenses		30,716
Fixed assets, at cost less accumulated depreciation of $33,363		19,913
Security deposits		13,372
Commission receivable		7,360
Advance		30,000
Total assets	$	575,196
Liabilities and member equity		
Liabilities:		
Accounts payable	$	146,386
Other current liabilities		13,370
Total liabilities		159,756
Member equity		415,440
Total liabilities and member equity	$	575,196

The accompanying notes are an integral part of these financial statements.